UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Solaris Energy Infrastructure, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

83418M103
(CUSIP Number)

John Tuma
327 N. Commerce Street Centerville, Texas 75833
(909) 390-3962
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Eric C. Otness, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
1000 Louisiana, Suite 6800
Houston, Texas 77002-5026
Tel.: (713) 655-5100

September 11, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. KTR Management Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,114,783 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,114,783 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,114,783 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.1% (2)
14.	Type of Reporting Person: OO
(1)
Represents 8,114,783 shares of the Class B Common Stock (the “Class B Common Stock”), par value $0.00 per share, of Solaris Energy Infrastructure, Inc. (f/k/a Solaris Oilfield Infrastructure, Inc.) (the “Issuer”), a Delaware corporation, and an equal number of Units  (“Solaris LLC Units”) of Solaris Energy Infrastructure, LLC (f/k/a Solaris Oilfield Infrastructure, LLC) (“Solaris LLC”), a Delaware limited liability company and a subsidiary of the Issuer, held by KTR Management Company, LLC (“KTR”), a Texas limited liability company. Shares of the Class B Common Stock (together with a corresponding number of Solaris LLC Units) are exchangeable for shares of the Class A Common Stock (the “Class A Common Stock” and together with the Class B Common Stock, the “Common Stock”), par value $0.01 per share, of the Issuer on a one-for-one basis.

(2)
The percentage calculation is based on an aggregate of 38,445,677 shares of the Common Stock, which is comprised of (1) 30,330,894 shares of the Class A Common Stock outstanding as of July 31, 2024, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2024 (the “Form 10-Q”), plus (2) 8,114,783 shares of the Class B Common Stock issued in connection with the transactions contemplated by the Contribution Agreement, among the Issuer, Solaris LLC, John A. Johnson, John Tuma, J Turbines, Inc., a Delaware corporation and KTR.

1.	Names of Reporting Persons. John Tuma
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,114,783 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,114,783 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,114,783 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.1% (2)
14.	Type of Reporting Person: IN
(1)
Represents 8,114,783 shares of the Class B Common Stock (the “Class B Common Stock”), par value $0.00 per share, of Solaris Energy Infrastructure, Inc. (f/k/a Solaris Oilfield Infrastructure, Inc.) (the “Issuer”), a Delaware corporation, and an equal number of Units (“Solaris LLC Units”) of Solaris Energy Infrastructure, LLC (f/k/a Solaris Oilfield Infrastructure, LLC) (“Solaris LLC”), a Delaware limited liability company and a subsidiary of the Issuer, held by KTR Management Company, LLC (“KTR”), a Texas limited liability company. Shares of the Class B Common Stock (together with a corresponding number of Solaris LLC Units) are exchangeable for shares of the Class A Common Stock (the “Class A Common Stock” and together with the Class B Common Stock, the “Common Stock”), par value $0.01 per share, of the Issuer on a one-for-one basis.

(2)
The percentage calculation is based on an aggregate of 38,445,677 shares of the Common Stock, which is comprised of (1) 30,330,894 shares of the Class A Common Stock outstanding as of July 31, 2024, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2024 (the “Form 10-Q”), plus (2) 8,114,783 shares of the Class B Common Stock issued in connection with the transactions contemplated by the Contribution Agreement, among the Issuer, Solaris LLC, John A. Johnson, John Tuma, J Turbines, Inc., a Delaware corporation and KTR.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (the “Schedule 13D”) relates to shares of the Class A Common Stock (the “Class A Common Stock”), par value $0.01 per share, of Solaris Energy Infrastructure, Inc. (f/k/a Solaris Oilfield Infrastructure, Inc.) (the “Issuer”), a Delaware corporation, whose principal executive offices are located at 9651 Katy Freeway, Suite 300, Houston, Texas 77024.

Item 2.	Identity and Background.

Each of the following persons is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(a) – (c), (f)           This Schedule 13D is being filed jointly by:
i.	KTR Management Company, LLC (“KTR”), a Texas limited liability company; and
ii.	John Tuma, a citizen of the United States of America.

Mr. Tuma may be deemed to have voting and investment power over the Issuer’s securities beneficially owned by KTR.

The address of the principal office of KTR is 327 N. Commerce Street, Centerville, Texas 75833. The business address of Mr. Tuma is 327 N. Commerce Street, Centerville, Texas 75833.

The principal occupation of Mr. Tuma is Senior Technical Advisor to the Issuer. The principal business of KTR is property management and construction.

Set forth on Annex A attached hereto is a listing of the directors and executive officers of KTR (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference. Except as otherwise designated in Annex A, each of the Covered Persons is a citizen of the United States of America. Except as otherwise disclosed herein, none of the Covered Persons beneficially own securities of the Issuer.

(d) – (e)
None of the Reporting Persons, nor, to the best of their knowledge, any of the Covered Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, none of the Reporting Persons, nor, to the best of their knowledge, any of the Covered Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 9, 2024, Mr. Tuma, KTR, the Issuer, Solaris Energy Infrastructure, LLC (f/k/a Solaris Oilfield Infrastructure, LLC) (“Solaris LLC”), a Delaware limited liability company and subsidiary of the Issuer, John A. Johnson and J Turbines, Inc. (“J. Turbines”), a Delaware corporation each entered into a Contribution Agreement (the “Contribution Agreement”) pursuant to which KTR and J Turbines (together, the “Contributors”) agreed to contribute (the “Contribution”) all of the issued and outstanding equity interests of Mobile Energy Rentals LLC (“MER”), a Texas limited liability company, to Solaris LLC in exchange for an aggregate of (i) $60,000,000 in cash, subject to certain adjustments based on MER’s capital expenditures prior to the completion of the Contribution (the “Closing Cash Consideration”) and (ii) 16,464,778 Units  (the “Solaris LLC Units”) of Solaris LLC and an equal number of shares of Class B Common Stock (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), par value $0.00 per share, of the Issuer, subject to certain adjustments.

On September 11, 2024, the transactions contemplated by the Contribution Agreement closed and the Contributors received an aggregate of (i) the Closing Cash Consideration and (ii) 16,229,566 Solaris LLC Units and an equal number of shares of Class B Common Stock in exchange for all of the issued and outstanding equity interests of MER.

Item 4.	Purpose of Transaction.

The information in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Persons may engage in discussions with the Issuer’s senior management, the board of directors of the Issuer, stockholders and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore material changes to the business plan or capitalization of the Issuer. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of the Common Stock or other securities of the Issuer, dispose of some or all of the shares of the Common Stock or other securities of the Issuer that they may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs).

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
The information in Item 6 of this Schedule 13D is incorporated herein by reference.
(a) – (b)
The aggregate number and percentage of the Common Stock beneficially owned by each of the Reporting Persons and, for such Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c)	Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Issuer’s securities beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

Registration Rights

Pursuant to the Contribution Agreement, the Issuer has agreed to grant the Contributors certain demand, “piggy-back” and shelf registration rights with respect to the shares of the Class A Common Stock issuable upon exchange of the Solaris LLC Units and shares of the Class B Common Stock issued to the Contributors in exchange for the Contribution.

Lock-Up

Pursuant to the Contribution Agreement, the Contributors and their designees have agreed not to, directly or indirectly, without the prior written consent of the Issuer, offer for sale, sell, pledge, or otherwise dispose of any Solaris LLC Units or shares of the Class B Common Stock issued as consideration for the Contribution (or any shares of the Class A Common Stock acquired in exchange thereof). Other than with respect to the Indemnity Equity (as defined in the Contribution Agreement), the lock-up restrictions will terminate 180 days following September 11, 2024. The lock-up restrictions will terminate with respect to the Indemnity Equity upon the removal of the restrictive legend identifying such Solaris LLC Units and shares of the Class B Common Stock as Indemnity Equity.

Solaris LLC Agreement

The Second Amended and Restated Limited Liability Company Agreement of Solaris LLC (the “Solaris LLC Agreement”), dated as of May 11, 2017, provides holders of shares of the Class B Common Stock and Solaris LLC Units a right to have their shares of the Class B Common Stock, together with an equal number of Solaris LLC Units, redeemed for shares of the Class A Common Stock on a one-for-one basis, or cash (at the election of the Issuer).

References to, and descriptions of, the Contribution Agreement and the Solaris LLC Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Contribution Agreement and the Solaris LLC Agreement, which are attached hereto as Exhibits 99.2 and 99.3, respectively.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

99.1	Joint Filing Agreement.

99.2
Contribution Agreement, dated July 9, 2024, by and among the Issuer, Solaris LLC, Mr. Johnson, Mr. Tuma, J Turbines and KTR (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on July 10, 2024).

99.3
Second Amended and Restated Limited Liability Company Agreement of Solaris LLC, dated May 11, 2017 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed May 17, 2017).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 12, 2024

KTR Management Company, LLC

By:	/s/ John Tuma
Name:	John Tuma
Title:	President

By:	/s/ John Tuma
Name:	John Tuma

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF KTR MANAGEMENT COMPANY, LLC

Business Address: 327 N. Commerce Street, Centerville, Texas 75833

Name:	Principal Occupation:
John Tuma	President / Sole Member